ALBERTA COMPLIANCE SERVICES INC.

02042339

June 17, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

SEC MAIL PROCESSING
RECEIVED
JUN 26 2002
WASH. D.C. 154 SECTION

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated April 17, 2002

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4931

SOLANA
Petroleum Corp.

121 E. Birch Ave., Suite 503
Flagstaff, Arizona 86001 USA

SOLANA PETROLEUM CORP.
ANNOUNCES COLOMBIAN PETROLEUM PRODUCTION PROGRAM

SEC 12g 3-2(b) Exemption # 82-4931

April 17, 2002
Mr. J. Bruce Carruthers reports:
Solana Petroleum Corp. today announced the implementation of a Colombian Petroleum Production Program (the "Program"), whereby the company will purchase interests in existing oil and gas reserves and production and acquire other properties in Colombia with high potential for reserves where drilling has already occurred and the presence of petroleum has been established. A number of such opportunities are presently available in Colombia, which has been a reliable non-OPEC petroleum supplier to the United States since oil exports began in the mid-1980's. The Colombian Government has also recently introduced favorable changes to its Petroleum Regulations to stimulate exploration and production, including the reduction of royalties and a larger share of petroleum for contract holders who develop production discovered after 1999.

Three hundred thirty thousand barrels per day or almost half of Colombia's oil production of 700,000 barrels of oil per day ("BOPD"), is exported to the U.S., principally to the Gulf Coast, making Colombia the seventh largest source of U.S. imports. Colombian crude oil is generally "lighter and sweeter" than other South American imports.

Solana is also pleased to announce that Dr. Keith S. Hewitt, currently a Director of the company, has been appointed President and Chief Executive Officer of Solana Petroleum Exploration (Colombia) Limited, with responsibility for managing the company's Colombian operations and overseeing the Program. Dr. Hewitt, a petroleum engineer, has over twenty-five years of international drilling and production experience, the past twelve of which have been in Colombia. He was most recently General Manager of Emerald Energy Colombia. Dr. Hewitt's previous posts included consultant to GHK/Seven Seas Petroleum and Operations Manager for Texaco in Colombia, where he was responsible for both onshore and offshore drilling and production. The prior 13 years were spent in a number of international drilling and production management posts with Texaco.

To implement the Program, Solana has applied to Ecopetrol for a new Association Contract in the Llanos Basin of Northeastern Colombia – the Country's most important oil producing basin, which currently yields 565,000 BOPD from Upper Cretaceous and Tertiary formations. The Contract block, which bears only a 5% royalty under Colombia's new petroleum law, contains two very well defined structures as determined by previous seismic surveys, with reserve targets of 5 million and 15 million barrels respectively. These structures are controlled by the same fault system that contains a nearby 30 million barrel oilfield. The smaller structure contains a well drilled by a previous contract holder, which according to Solana's reinterpretation of the seismic, is located "structurally low" to an indicated 50-foot oil pay. Although the well was abandoned, there is strong evidence from electric logs and gas shows of an oil water contact in the well supporting the seismic interpretation. If Ecopetrol approves the application, Solana, as Operator of the Contract, will initiate an additional 40-kilometer seismic survey and will then drill a "crestal" well on the structure. This feature may be capable of an initial 4,000 BOPD of gross production from two wells. Solana would retain a 66.5% net revenue interest in any production encountered. A pipeline with substantial excess capacity is within 15 kilometers of the structure and the security situation in the area is manageable.

82-4931

SOLANA Petroleum Corp.

As the second step in the Program, Solana is in negotiations with other contract holders in Colombia to purchase varying available interests in a total of four small existing producing fields in Colombia's prolific Magdalena Basin. With production commencing in 1905, the Magdalena Basin is Colombia's oldest petroleum region. Today the Basin produces about 115,000 BOPD from Tertiary formations. The area has been largely insulated from security problems in recent years.

All the fields have substantial additional production potential through additional development drilling via either infill or step-out drilling or by the initiation of secondary recovery operations (water-flooding). Current gross oil, gas and condensate production from ten wells in the four fields totals approximately 2,700 barrels of oil equivalent per day (BOEPD), of which Solana's share would be approximately 860 BOEPD in the event the purchases are effected.

In conjunction with the Program, Solana has registered a CDN$600,000 non-brokered private placement comprised of 6 million units; one unit consisting of one common share at 10¢ and one-half warrant, with two warrants entitling the purchaser to buy one Solana share at 15¢ within six months. The proceeds from the private placement will be used to fund initial seismic activities on the new Llanos block, to open Solana operations offices in Bogotá and Miami and for general corporate purposes. The Miami office will permit good proximity to operations in Colombia as well as direct exposure to the large potential Latin American investor base residing in South Florida.

The company currently has 20,289,055 common shares issued and outstanding and 22,391,973 fully diluted.

Mr. Carruthers concluded:
"Opportunities for the smaller oil companies willing to persevere in Colombia are outstanding, against a backdrop of concern regarding the current instability associated with traditional U.S. oil import sources and rising oil prices. Solana's entry into production situations, if successful, will also permit use of some US$3.0 million in Colombian tax loss carry-forwards resulting from our exploration drilling program in 1998-2000. I look forward to the implementation of Solana's Colombian Petroleum Production Program, beginning with our new Llanos block. I am also very pleased to have someone with Dr. Hewitt's extensive drilling and production experience directing the Program."

This release may contain forward looking statements including expectations of future oil and gas production implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

Solana Petroleum Corp. trades on the Canadian Venture Exchange under the symbol "SOP".

For more information please contact:
Eric A. Gavin, Phone: 928-779-0166